TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

ESPERANZA BEGINS CERRO JUMIL ECONOMIC STUDY

Vancouver, B.C., May 11, 2009: Esperanza Silver Corp announces that it has begun a Preliminary Economic Assessment study of its Cerro Jumil gold project in Morelos, Mexico. The study will be conducted by Vector Engineering Inc. with contributions by Mine Development Associates for mining issues and Lyntek, Inc. for metallurgical and processing subjects. Study results are anticipated by the third quarter of 2009.

The wholly owned Cerro Jumil gold project contains estimated resources as presented below:

Cerro Jumil Resource Estimate October 2008
Category		Tonnes (000)	Au g/t	Ag g/t	Au Equiv. g/t	Au oz (000)	Ag oz (000)	Au Equiv.* oz (000)
Measured		8,003	0.90	0.01	0.90	232	4	232
Indicated		15,225	0.83	1.0	0.84	405	476	410
M&I	Total	23,227	0.85	0.6	0.86	636	479	642

Inferred		15,810	0.74	11.9	0.87	378	6,068	442

* Gold-equivalent values are based upon prices of US$ 700/oz gold and US$ 12.50/oz silver, and a Ag:Au metal recovery ratio of 0.62. Totals may not sum due to rounding.

Dean Turner, P. Geo. a Qualified Person as defined by National Instrument 43-101 and an independent consulting geologist is responsible for the Cerro Jumil mineral resource estimate.

As currently conceived, the project will be an open-pit, heap-leach operation for the recovery of gold and silver.

The three contractors involved in the study all have significant experience in similar projects located in Mexico and are well-known within the mining industry for their engineering expertise.

Bill Pincus, President and CEO of Esperanza Silver commented, “The Preliminary Economic Assessment is the next step in moving the project towards development. It has two principal purposes. First, this will provide us with an independent evaluation of the projects anticipated economic performance. Second and maybe more importantly, the study will help us to evaluate various technical alternatives for the development of the project. Those that show the most promise will be targeted for additional engineering study and optimization with the aim of providing sufficient detail for a subsequent full-feasibility study.”

About Esperanza

Esperanza is an emerging precious metal company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru.  It also has a portfolio of exploration properties that it is investigating.

QUALIFIED PERSON: William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at:

http://www.esperanzasilver.com/protocols.php

CAUTIONARY NOTE TO U.S. INVESTORS concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

 “Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release is in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SAFE HARBOR: Some statements in this presentation are forward looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis and Cerro Jumil properties and other exploration properties.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.

The forward-looking statements contained in this presentation constitute management’s current estimates as of the date of this presentation with respect to the matters covered herein.  We expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  While we may elect to update this forward-looking information at any time, we do not undertake to do so.

NEITHER TSX VENTURE EXCHANGE NOR THE INVESTMENT INDUSTRY REGULATORY ORGANIZATION OF CANADA  ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com